Filed Pursuant to Rule 253(g)(2)

File No. 024-10713

MOGULREIT II, INC.

SUPPLEMENT NO. 18 DATED MARCH 31, 2020

TO THE OFFERING CIRCULAR DATED AUGUST 30, 2018

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT II, Inc. (“we,” “our,” “us” or the “Company”), dated August 30, 2018, as filed by us with the Securities and Exchange Commission on August 31, 2018 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

●	Update the status of our offering; and
●	Update our distributions.

Status of our Offering

As previously discussed in the Offering Circular, we commenced our offering pursuant to Regulation A (the “Offering”) of $50,000,000 in shares of our common stock on September 18, 2017.

As of February 29, 2020, we had raised total aggregate gross offering proceeds of approximately $27.0 million, and had issued approximately 2.69 million shares of our common stock in the Offering, purchased by approximately 2,135 unique investors.

The Offering is expected to terminate on the earlier of August 23, 2020, or the date on which the maximum offering amount has been raised; provided however, that our board of directors may terminate the Offering at any time or extend the Offering. In no event will we extend the Offering beyond 180 days after the third anniversary of the initial qualification date.

Distributions

On December 27, 2019, our board of directors authorized a daily cash distribution of $0.0012811475 per share of the Company’s common stock to stockholders of record as of the close of business on each day of the period commencing on (i) January 1, 2020 and ending January 31, 2020, (ii) February 1, 2020 and ending February 29, 2020 and (iii) March 1, 2020 and ending March 31, 2020 (each, a “Distribution Period”). The distribution will be payable to the stockholders of record as of the close of business on each day of such Distribution Period. Our board of directors expects that the distributions for the Distribution Periods will be paid on or before April 15, 2020.

This distribution equates to approximately 4.56% on an annualized basis assuming a $10.28 per share purchase price (the then-current purchase price for the period from January 1, 2020 to January 30, 2020) and calculated for the Distribution Period beginning January 1, 2020 and ending January 31, 2020, and approximately 4.50% on an annualized basis assuming a $10.42 per share purchase price (the current purchase price effective January 31, 2020) and calculated for the Distribution Periods beginning February 1, 2020 and ending February 29, 2020, and March 1, 2020 and ending March 31, 2020. The annualized basis return is not a guarantee or projection of future returns, and the board of directors may in the future declare lower distributions or no distributions at all for any given period.

While the board of directors is under no obligation to do so, the annualized basis return assumes that the board of directors will declare quarterly distributions in the future similar to the distribution disclosed herein.